SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Constellation Energy Partners LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E 10 1	13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.056%(2)

14	Type of Reporting Person (See Instructions) PN

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,463,746 Common Units outstanding as of May 9, 2014 as reported on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 21038E 10 1	13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.056%(2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,463,746 Common Units outstanding as of May 9, 2014 as reported on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 21038E 10 1	13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.056%(2)

14	Type of Reporting Person (See Instructions) CO

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,463,746 Common Units outstanding as of May 9, 2014 as reported on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 21038E 10 1	13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.056%(2)

14	Type of Reporting Person (See Instructions) IN

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,463,746 Common Units outstanding as of May 9, 2014 as reported on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 21038E 10 1	13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,139,345(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,139,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,345(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.056%(2)

14	Type of Reporting Person (See Instructions) IN

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,463,746 Common Units outstanding as of May 9, 2014 as reported on the cover of Issuer’s Form 10-Q for the quarter ended March 31, 2014.

This Amendment No. 2 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed jointly by SEP I; SEP Management; SOG; Antonio R. Sanchez, III; and A. R. Sanchez, Jr. with the SEC on August 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2014 (as further amended or amended and restated hereby, the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Persons of Common Units of Issuer. Except as otherwise set forth herein, the Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment No. 2 have the same meaning as those set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 6 is incorporated into this Item 3 by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported in this Schedule 13D solely for investment purposes. The Reporting Persons may make additional purchases or dispositions of Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Issuer’s securities, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The information in Item 6 is incorporated into this Item 4 by reference.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose of Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of Issuer, anticipated future developments concerning Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of Issuer in the open market, in privately negotiated transactions (which may be with Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Persons may from time to time hold discussions with or make proposals to management of Issuer, the board of managers of Issuer, to other unitholders of Issuer or to third parties regarding such matters.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On May 8, 2014 Issuer entered into a shared services agreement (the “SSA”) with SP Holdings, LLC, a Texas limited liability company affiliated with the Reporting Persons Antonio R. Sanchez, III and A. R. Sanchez, Jr. (“SP Holdings”) pursuant to which SP Holdings or affiliates of SP Holdings will provide certain services with respect to Issuer’s business under the direction, supervision and control of the officers and board of directors of Issuer. SP Holdings’ provision of such services is subject to the satisfaction of certain conditions precedent specified in the SSA. Pursuant to this arrangement, SP Holdings will, subject to satisfaction of the aforementioned conditions, perform centralized corporate functions for Issuer, such as general and administrative services, geological, geophysical and reserve engineering, lease and land administration, marketing, accounting, operational services, information technology services, compliance, insurance maintenance and management of outside professionals. SP Holdings will be entitled to the following compensation: (a) a fee, payable quarterly in arrears at the end of each fiscal quarter, equal to the product of (i) 0.00375 and (ii) (A) the sum of (x) the future net revenue, discounted at 10%, of Issuer’s and its subsidiaries’ estimated proved reserves calculated as of the end of such fiscal quarter using forward pricing, and (y) the value as of the end of such fiscal quarter of all assets of Issuer and its subsidiaries other than proved reserves, minus (B) the value as of the end of such fiscal quarter of the assets owned by Issuer or its subsidiaries in the Cherokee Basin, in each case, at such value as may be mutually agreed by Issuer and SP Holdings; (b) a one-time fee of $1,000,000.00, of which $500,000 was due upon execution of the SSA and the remaining $500,000 will be due on the In-Service Date (as defined in the SSA) and thereafter Issuer shall pay a fee for the services equal to SP Holdings’

cost of providing such services, plus a 5% margin and (c) a fee not to exceed 2.00% of the value of each asset acquisition or disposition or financing consummated by Issuer, to be determined by SP Holdings in its sole discretion.

SP Holdings may elect, by notice to Issuer’s board, to receive the fees described above and any termination payments due under the SSA, that have not been paid, in any series or class of Member Interests (as defined in the Operating Agreement), subject to certain approvals if required.  If such approvals have not been obtained within 30 days following SP Holdings’ notice and such approvals are required for the issuance of such Member Interests, then SP Holdings has the right to either rescind the election to receive Member Interests or elect to receive other securities of Issuer having such terms as Issuer and SP Holdings may approve that do not require such approvals that will provide (i) the same economic value, as determined by the Parties, and (ii) if desired by SP Holdings, and conditioned upon the receipt of any approval from Issuer’s unitholders to the extent required pursuant to applicable listing rules and regulations, for the subsequent conversion of such securities into common units within not more than 12 months following the receipt of the equity election notice upon the satisfaction of one or more conditions that are acceptable to Issuer and SP Holdings.  In addition, SP Holdings will be entitled to receive a series of management incentive units from Issuer on the terms described in the SSA in connection with Issuer’s first asset acquisition after the date of the SSA.

The initial term of the SSA is 10 years. The term will automatically extend for an additional 10-year period unless both parties provide written notice to the other party of their desire not to renew at least 180 days prior to the expiration of the initial 10-year period.  Thereafter the term will automatically extend for additional 12-month periods unless either party provides 180 days written notice otherwise prior to the expiration of the applicable 12-month period. Either party may terminate the agreement at any time upon 180 days written notice after the 24-month anniversary of the In-Service Date (as defined in the SSA). In addition, SP Holdings may terminate the SSA at any time on or after termination or expiration of the transition and assistance agreement described below or upon Issuer’s material breach, subject to cure periods described therein.  Issuer may terminate the SSA upon SP Holding’s material breach, subject to cure periods described therein, or upon a Change of Control (as defined in the SSA) of SP Holdings, subject to notice and the payment of certain amounts.

Under the SSA, Issuer will indemnify SP Holdings and its affiliates and their equity holders, directors, officers, members, agents or employees against all losses relating to (i) the provision or use of any service or product under the SSA, to the extent not directly caused by the gross negligence, willful misconduct or fraudulent conduct of the indemnified person, (ii) any material breach, violation or inaccuracy of any covenant, representation or warranty of Issuer or its affiliates under the SSA, the contract operating agreement or other related contracts described herein and (iii) legal or professional fees incurred with respect to claims relating to the agreements described herein made by third parties that hold securities in Issuer.

In connection with the SSA, on May 8, 2014 (i) SP Holdings, SOG and Issuer entered into a transition and assistance agreement in connection with the utilization of certain employees of CEP Services Company, Inc., a subsidiary of Issuer, by SOG and SP Holdings to perform services under the SSA and the contract operating agreement (described below) and the potential transition of such persons to SOG or one of its affiliates,  (ii) SOG entered into a licensing agreement with Issuer and one of its subsidiaries pursuant to which it granted to Issuer a license to the unrestricted use of proprietary seismic, geological and geophysical information owned by SOG related to Issuer’s properties (provided that all such information related to Issuer’s properties not otherwise licensed to Issuer will be interpreted and used by SOG for Issuer’s benefit under the SSA) and (iii) SOG entered into a contract operating agreement with Issuer under which SOG agreed to develop, manage and operate Issuer’s properties or engage a responsible and prudent operator for such development, management and operation.

The description of the SSA is qualified in its entirety by reference to the full text of the SSA, which is filed as Exhibit B to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated May 16, 2014.

Exhibit B

Shared Services Agreement dated as of May 8, 2014, between SP Holdings, LLC and Constellation Energy Partners LLC (incorporated by reference from Exhibit 10.1 to Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on May 8, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 16, 2014

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, Jr.
A. R. SANCHEZ, JR.

[Signature Page to Schedule 13D Amendment No. 2]